Evolving Gold Corp Grants Incentive Options

May 14, 2007, Vancouver, British Columbia: Evolving Gold Corporation (CNQ: GOLD) (OTCBB: EVOGF) (the “Company”) is pleased to announce the granting of 200,000 incentive stock options to Chris Osterman, a geological consultant to Evolving Gold. The options are exercisable at $0.50 per share and will expire May 13, 2012.

About Evolving Gold Corp.
Evolving Gold Corp. is a Canadian-based precious mineral exploration and development company focused on projects in SW United States, in particular Nevada. A strong team of highly experienced geo-science and financial professionals positions Evolving for aggressive acquisition and development of prospective gold properties.

On Behalf of the Board of Directors
EVOLVING GOLD CORPORATION
“Lawrence A. Dick”
Lawrence A. Dick, Ph.D., P.Geo
President and Director
Tel: 604 685 6375 or 1-866-604-3864
www.EvolvingGold.com
- finding gold in nevada -

Suite 1500 – 885 West Georgia Street, Vancouver, B.C., Canada, V6C 3E8
Tel. 604-685-6375 Toll Free 866-604-3864 Email. info@evolvinggold.com Web. www.evolvinggold.com
 CNQ: GOLD              OTC-BB: EVOGF